Exhibit 99.2

Consent of Independent Auditors

The Board of Directors

Commercial Aviation Solutions Australia Pty Limited as trustee for The Aviation Solutions Unit Trust:

We consent to the incorporation by reference in the registration statements on Form F-3 (No. 333-157817 and No. 333-163036) and on Form S-8 (No. 333-166667) of Fly Leasing Limited of our report dated December 24, 2011, with respect to the statements of financial position of The Aviation Solutions Unit Trust as of June 30, 2011 and 2010, and the related statements of comprehensive income, changes in equity and cash flows for each of the years ended June 30, 2011 and 2010, which report appears in the Form 6-K/A of Fly Leasing Limited dated December 28, 2011. Our report contains an explanatory paragraph that on October 14, 2011, Fly Leasing Limited, consummated the acquisition of the entire share capital of the Trust. The financial statements of the Trust do not reflect any adjustments to the assets and liabilities that might subsequently be necessary as a result of this transaction.

/s/KPMG

Sydney, Australia

December 27, 2011